LEAD INVESTOR



Julie Penner Founder, Soul of Startups

I loved the idea of Terraseed from the moment I heard it pitched almost a year ago. I've been working with the company through their growth at Techstars and beyond. It's the perfect product for a the mindful market of vitamin users. Everyone eating or exploring a plant-based diet, from vegans to flexitarians, wonders if they are getting what they need nutritionally. With Terraseed they can get the nutrients they need without adding to the world's plastic problem, a choice conscious consumers can feel great about. I've worked with or invested in over 100 early-stage companies, and I know what it takes to succeed: a passionate team with a great product at the right time in a big market. That's all here at Terraseed. This is a company ready to serve the growing market of thoughtful eaters, the same ones that have made other plant-based companies and conscious brands a success. This is a fresh idea coming to market at the right time with an innovative product encased in forward-thinking packaging. The company is dialed in on what their target market needs and wants and is ready to grow. I'm excited to be part of the ride.

Invested $2,500 this round

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